NEWS RELEASE                                                           EXHIBIT 4

[NORTHGATE EXPLORATION LIMITED LOGO]               [CANASIL RESOURCES INC. LOGO]



                          NORTHGATE EXPLORATION LIMITED
                     AND CANASIL RESOURCES INC. ANNOUNCE THE
              TSX VENTURE EXCHANGE'S ACCEPTANCE OF OPTION AGREEMENT



VANCOUVER, AUGUST 28, 2002 - Canasil Resources Inc. (Canasil) is pleased to announce that the TSX Venture Exchange has accepted for filing the Option Agreement with Northgate Exploration Limited (Northgate), granting Northgate an option to acquire a 60% interest in the BRENDA gold-copper property located in the Kemess-Toodoggone mining district in north-central British Columbia.

Northgate is proceeding with the exploration program using advanced exploration techniques, based on their successful experience at Kemess North. A more detailed evaluation of the mineralized zones and a diamond drill program is planned for this season. The program relies on air-borne geophysics including Aeromagnetic, Electromagnetic, Radiometric, and Hyperspectral surveys, as well as satellite imaging for analysis and identification of drill targets.

The BRENDA property comprises 178 mineral claim units, covering 44.0 square kilometres, situated approximately 25 km north west of Northgate's Kemess South Mine. The property is located in the core of the Kemess-Toodoggone porphyry gold-copper / epithermal district. Past exploration by Canasil has confirmed the potential for a large gold-copper porphyry system, which is open for extension and warrants further exploration.

ABOUT NORTHGATE:

Northgate is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation's principal assets are the 275,000 ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North Project where a major exploration discovery was made in 2001. Significant growth potential exists at Kemess North, which contains an inferred resource of 5.7 million ounces of gold. A $5 million 34,000 metres diamond drilling program commenced in early June.

ABOUT CANASIL:

Canasil is a Canadian-based mining and mineral exploration company with a diversified portfolio of base and precious metal properties in British Columbia. The management team is focused on identifying and implementing strategies to increase the value of the Company's mineral properties through cost effective and responsible development.


  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


FOR FURTHER INFORMATION PLEASE CONTACT:


Mr. Terry Lyons                         Mr. Bahman Yamini
Chairman.                               President and C.E.O.
Northgate Exploration Limited           Canasil Resource Inc.
604-688-4435                            604-984-6270
www.northgateexploration.ca             www.canasil.com


                                       2